ASX RELEASE | February 20, 2019 | ASX:PLL; NASDAQ:PLL

PIEDMONT CONTINUES TO AGGRESSIVELY CONSOLIDATE ITS LITHIUM MINERAL HOLDINGS IN NORTH CAROLINA

•	Piedmont increases its TSB land position by 32% to 1,824 acres
•	Core Property expanded by 243 acres or 28% to a total of 865 contiguous acres
•	Recent drill results on the Central Property validate the Company’s land consolidation plan

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to advise that the Company has increased its land position by 441 acres to 1,824 acres in the Carolina Tin-Spodumene Belt (“TSB”) located west of Charlotte in North Carolina. These additions were achieved via a combination of option agreements and deferred purchase contracts, making effective use of the Company’s funds to maximize exploration opportunities.
Recent additions have help consolidate the Company’s Core Property, which now comprises 868 acres.  Piedmont has now established the largest lithium mineral position in the TSB.  Recent drill results from the Company’s Central Property (announced February 13, 2019) support the overall land strategy to consolidate properties between Core, Central and Sunnyside creating a large contiguous lithium project.

USA
Piedmont Lithium Project
150
279
274
N
Core Property
Mineral Resource
16.2 Mt @ 1.12% Li2O
Central Property
Sunnyside Property
Hallman-Beam Mine
Piedmont Lithium project
Piedmont Lithium new land holdings
Former lithium mine
Carolina Tin-Spodumene Belt
Shear Zone/Tectonic Boundary
Major highway
Railway
Powerline
2.5 km

Figure 1.  Land map showing the newly acquired properties

Since commencement of the Piedmont Lithium Project in 2016 the Company has made steady progress towards establishing a large contiguous land package within the historic Carolina Tin-Spodumene Belt.

Initial Options 415 acres	2017 903 acres	2018 1,383 acres	Current 1,824 acres
Figure 2.  Piedmont Lithium’s land acquisition progression from project inception to current
Piedmont will undertake initial soils and surface rock sampling of the new properties in the coming months.
Keith D. Phillips, President and Chief Executive Officer, said “The Carolina Tin-Spodumene Belt has been described as one of the world’s largest lithium districts.  Piedmont has established a dominant position in the TSB and we hope to consolidate large contiguous land blocks to build a large, world-class integrated lithium business.  We have demonstrated the substantial cost advantages of operating in North Carolina and one of our 2019 objectives is to make clear the sheer scale of the business we intend to build.”
Piedmont Lithium Inc. has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) 1,824 acres of surface property and the associated mineral rights from the local landowners. The new properties being the subject of this announcement total 440.6 acres, of which 137.4 acres have been acquired under land acquisition agreements and 303.2 acres have been optioned under land option agreements, on substantially the same terms as the Company’s existing land option agreements.
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project located within the Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.
In September 2018 the Company published a Scoping Study for an integrated lithium hydroxide business based on a maiden Mineral Resource estimate of 16.2 million tonnes (“Mt”) grading at 1.12% Li2O which featured a 13-year project life, NPV8 of US$888 million, a US$3,112 per tonne lithium hydroxide operating cost, and a US$193 per tonne spodumene concentrate operating cost.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The Project’s Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is extracted from the Company’s ASX announcements dated February 13, 2019, October 17, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.